UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )
Under the Securities Exchange Act of 1934*

YESDTC HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98583A106
(CUSIP Number)

Barry Honig
4400 Biscayne Boulevard
Miami, Florida 33137

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98583A106

1.	Names of Reporting Persons

Barry Honig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF / OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S.A. / Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,904,553 (1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 28,904,553 (1) (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,904,553(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

9.99%(1) (2)

14.	Type of Reporting Person (See Instructions)

IN – Individual

(1)
Of the 28,904,553 shares, 5,386,000 shares are directly owned by the Reporting Person and 8,000,000 shares are owned by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (GRQ Consultants, Inc. is a company controlled by the Reporting Person). The remaining 15,518,553 shares represent shares issuable upon conversion of Series B Preferred Stock. The Reporting Person owns 40,000 shares of Series A Preferred Stock, convertible into 40,000,000 shares of common stock, and 50,000 shares of Series B Preferred Stock, convertible into 50,000,000 shares of common stock. GRQ Consultants, Inc. 401K also owns promissory notes in the aggregate principal amount of $85,500 convertible into 40,750,000 shares of common stock. The Series A Preferred Stock and the promissory notes may not be converted into common stock to the extent such conversion would cause the Reporting Person’s beneficial ownership to exceed 4.99%. The Series B Preferred Stock may not be converted into common stock to the extent such conversion would cause the Reporting Person’s beneficial ownership to exceed 9.99%. The total number of shares deemed beneficially owned is limited accordingly.

(2)
Based on 273,816,317 shares outstanding as of September 20, 2011. In addition, 15,518,553 shares of common stock issuable upon conversion of Series B Preferred Stock are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the Reporting Person.

Item 1.	Security and Issuer

         This Schedule 13D relates to shares of the common stock, par value $0.0001 per share, of YesDTC Holdings, Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 300 Beale Street, Suite 613, San Francisco, California 94105.

Item 2.	Identity and Background

(a)	This statement is being filed by Barry Honig (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

(c)	NA.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

GRQ Consultants, Inc. Roth 401K FBO Barry Honig purchased a promissory note in the principal amount of $88,000 on December 11, 2009. $80,000 of this note was subsequently converted into 20,000,000 shares of common stock. 12,000,000 of these 20,000,000 shares were subsequently sold.

From May 13, 2010 to November 2, 2010, GRQ Consultants, Inc. purchased an aggregate of 3,949,798 shares, which shares were subsequently sold.

GRQ Consultants, Inc. 401K purchased 3,653,800 shares of common stock on January 24, 2011, and an additional 1,175,000 shares of common stock on January 28, 2011, which shares were subsequently sold.

On November 12, 2010, GRQ Consultants, Inc. was issued 7,500,000 shares, which shares were subsequently sold.

Barry Honig purchased 2,500,000 shares of common stock on November 19, 2010 in a private placement, which shares were subsequently sold.

Barry Honig purchased a convertible promissory note in the principal amount of $20,000 from a third party on December 11, 2010, which was converted into 5,386,000 shares of common stock on June 21, 2011.

Barry Honig purchased 40,000 shares of Series A Preferred Stock, convertible into 40,000,000 shares of common stock, on January 20, 2011.

Barry Honig purchased 50,000 shares of Series B Preferred Stock, convertible into 50,000,000 shares of common stock, on August 11, 2011.

GRQ Consultants, Inc. Roth 401K FBO Barry Honig purchased promissory notes from a third party in the principal amount of $37,500 and $40,000, convertible into an aggregate of 38,750,000 shares of common stock, on August 23, 2011.

Barry Honig acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by Barry Honig have been acquired for investment purposes only.  Except as set forth above, Mr. Honig has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Mr. Honig may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 28,904,553 shares of the Issuer’s common stock, which represents approximately 9.99% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 28,904,553 shares of common stock of the Issuer.

(c)	The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 28,904,553 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRY HONIG

/s/ Barry Honig

January 27, 2012